UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm (Successor Auditor)	1
Report of Independent Registered Public Accounting Firm (Predecessor Auditor)	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4
Notes to Financial Statements	5
Supplementary Information:
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2019	12
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	13
Signatures	30
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2 - Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)

Report of Independent Registered Public Accounting Firm
To the Audit Committee, Plan Administrator and Participants of
Costco 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Costco 401(k) Retirement Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Opinion on the Supplementary Information
The supplementary information included in Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions for the year ending December 31, 2019 and Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Moss Adams LLP
Seattle, Washington
June 26, 2020
We have served as the Plan’s auditor since 2020.

Report of Independent Registered Public Accounting Firm

The Plan Participants and Benefits Committee
Costco 401(k) Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
We served as the Plan’s auditor from 2002 to 2020.
Seattle, Washington
June 21, 2019

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018
(in thousands)

	2019	2018
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$8,450,171	$5,964,993
Common commingled trust funds	5,368,077	3,950,639
Separately managed accounts	2,815,472	2,117,458
Registered investment company funds	1,602,636	1,248,845
Investments at contract value:
Fully benefit-responsive investment contracts	1,381,266	1,291,658
Total investments	19,617,622	14,573,593
Receivables:
Notes receivable from participants	532,927	514,935
Employee contributions	—	28,787
Employer contributions	376,072	345,719
Total receivables	908,999	889,441
Non-interest bearing cash	1,437	1,282
Net assets available for benefits	$20,528,058	$15,464,316

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019
(in thousands)

2019
Net investment income:
Net appreciation of investments	$4,551,262
Interest	32,611
Dividends	133,948
Total net investment income	4,717,821
Interest on notes receivable from participants	31,407
Contributions to the Plan:
Employee	665,730
Employer	442,080
Total contributions	1,107,810
Distributions to participants and other	(793,296)
Net increase in net assets available for benefits	5,063,742
Net assets available for benefits, beginning of year	15,464,316
Net assets available for benefits, end of year	$20,528,058

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows certain employees at least 18 years of age to make salary deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a salary deferral contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point each year, to a maximum automatic deferral of 20%. Employees may opt out of this automatic increase.

(b)	Employer Contributions

Company contributions are invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.

(1)	Covered by the Teamsters Agreements
The Company matches 50% of each employee’s contribution up to a maximum of $250 per year. Eligible employees at least 18 years of age who have completed one year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual employer contribution. Plan entry dates for the employer contribution are January 1 and July 1. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.3 million for the year ended December 31, 2019, and was paid in March 2020.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2019 and 2018

(2)	Other eligible employment (not covered by the Teamsters Agreements)
The Company matches 50% of each employee’s contribution up to a maximum of $500 per year. In addition, eligible employees at least 18 years of age who have completed a year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual discretionary employer contribution. Plan entry dates for the discretionary contribution are January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 3% to 9% of the participant's compensation. This discretionary contribution was $369.8 million for the year ended December 31, 2019, and was paid in March 2020.

(c)	Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is the vested account balance.

(d)	Vesting

Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document, adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

If a participant terminates employment, the non-vested portion of the account balance is forfeited. Forfeited amounts are used to reduce future employer contributions or to pay administrative expenses. These were immaterial during 2019. There were no unallocated forfeitures as of December 31, 2019 and 2018, after consideration of forfeitures used to reduce the employer contributions funded subsequent to each year. Forfeitures are restored to a participant’s account if within five years the participant is re-hired and repays the vested account balance distributed upon termination.

(f)	Investment Options

Participants may direct their account to the Plan's available options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2019 and 2018

(g)	Distributions

Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as “Dividends” and the amounts distributed reported as “Distributions to participants and other” in the statement of changes in net assets available for benefits.

(h)	Notes Receivable from Participants

A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding balance in the previous 12 months, provided this amount is available in the participant's pre-tax and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2019, interest rates on loans outstanding ranged from 4.25% to 11.50%, with various maturities through December 2034. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.

(i)	Trustee and Plan Administrator

T. Rowe Price Trust Company is the trustee and recordkeeper for the Plan, and the Costco Benefits Committee is the Plan Administrator.

(j)	Administrative and Investment Expenses

Certain administrative expenses, including investment management and transactions fees, are paid by the Plan, subject to subparagraph (e) above. All other administrative expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2019 and 2018

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in the separately managed accounts, as well as registered investment companies and a FBRIC.
Investments, other than the FBRIC, are reported at fair value. If available, quoted market prices are used to value investments. The FBRIC consists of the Capital Preservation Portfolio (CPP), which is invested in synthetic guaranteed investment contracts and is recorded at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Changes in the values of investment securities could occur and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2019 and 2018

(f)	Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13 - Fair Value Measurement - Disclosure Framework (ASC 820). The guidance modifies the disclosure requirements for fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted. The Plan is currently assessing the impact of adoption.
(g)     Subsequent Events

The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued. See below and Note 6.
The COVID-19 outbreak has resulted in widespread and continuing impacts on the global economy. Financial and credit markets have experienced and may continue to experience significant volatility and turmoil. This volatility and turmoil may impact the fair values of Plan assets. The extent to which COVID-19 impacts the Plan's financial position and results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain and treat its impacts, among others.
In March 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law. The CARES Act contains certain provisions that were adopted which will temporarily impact the Plan, including allowing certain eligible participants to receive hardship distributions, suspension of loan repayments, and delay of minimum required distributions. The future effects from the CARES Act on the Plan's financial statements are uncertain.

(3)	Fully Benefit-Responsive Investment Contract

The CPP is invested in synthetic guaranteed investment contracts, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine withdrawals. The total contract value of the Plan's FBRIC as of December 31, 2019 and 2018 was $1,381,266 and $1,291,658, respectively.

(4)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2019 and 2018

Common stock, separately managed accounts, and registered investment company funds: These funds are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common and foreign stock.
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2019 and 2018.

December 31, 2019:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$8,450,171
Common commingled trust funds	5,368,077
Separately managed accounts	2,815,472
Registered investment company funds	1,602,636
Total investments in fair value hierarchy	$18,236,356

December 31, 2018:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$5,964,993
Common commingled trust funds	3,950,639
Separately managed accounts	2,117,458
Registered investment company funds	1,248,845
Total investments in fair value hierarchy	$13,281,935

(5)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the International Brotherhood of Teamsters. In the event of termination, participants will become 100% vested in their accounts.

(6)	Commitments and Contingencies

On June 23, 2020, a purported class-action was commenced against the Company, its Board of Directors and Benefits Committee, and other unnamed individuals, under 29 U.S.C section 1132(a)(2). Soulek v. Costco Wholesale Corp., et al., Case No. 20-cv-937 (E.D. Wisc.). The Plan itself is not named as a defendant. The complaint alleges that the defendants breached their fiduciary duties by authorizing the Plan to pay unreasonably high fees for recordkeeping, failing properly to review the Plan's investment portfolio, and maintaining investment options in the Plan with higher costs and poorer performance than alternatives. The complaint seeks a declaration that the defendants have breached their fiduciary duties and orders compelling the defendants to reimburse the

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2019 and 2018

Plan and disgorge profits to the Plan, and other equitable relief, as well as interest and attorneys' fees. The defendants have yet to respond to the complaint.

(7)	Tax Status

In a determination letter dated June 9, 2017, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.

(8)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price Trust Company. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. As of December 31, 2019 and 2018, the Plan held 28,750,000 and 29,282,000 shares of Costco common stock, respectively.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
EIN: 91-1223280 Plan #: 002
Year Ending December 31, 2019

		Total that Constitutes Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to Plan	Check Here if Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2014	$637	☒	$—	$637	$—	$—
2015	$1,977	☒	$—	$1,977	$—	$—
2016	$3,301	☒	$—	$3,301	$—	$—
2017	$54,655	☒	$—	$54,655	$—	$—
2018	$25		$—	$25	$—	$—

See accompanying report of independent registered public accounting firm.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	**	$350,722
PIMCO	Income Institutional	**	461,980
* T. Rowe Price	Retirement Balanced Trust G	**	26,112
* T. Rowe Price	TRP Ret 2005 Active Trust G	**	18,590
* T. Rowe Price	TRP Ret 2010 Active Trust G	**	41,766
* T. Rowe Price	TRP Ret 2015 Active Trust G	**	129,118
* T. Rowe Price	TRP Ret 2020 Active Trust G	**	400,076
* T. Rowe Price	TRP Ret 2025 Active Trust G	**	658,052
* T. Rowe Price	TRP Ret 2030 Active Trust G	**	707,316
* T. Rowe Price	TRP Ret 2035 Active Trust G	**	617,952
* T. Rowe Price	TRP Ret 2040 Active Trust G	**	742,187
* T. Rowe Price	TRP Ret 2045 Active Trust G	**	837,598
* T. Rowe Price	TRP Ret 2050 Active Trust G	**	505,363
* T. Rowe Price	TRP Ret 2055 Active Trust G	**	561,613
* T. Rowe Price	TRP Ret 2060 Active Trust G	**	121,152
* T. Rowe Price	TRP Ret 2020 Trust -Inc G	**	1,182
Vanguard	Total International Stock Index DX Institutional	**	30,794
Vanguard	Total Bond Market Index Fund Institutional	**	95,686
Vanguard	Institutional Index, Plus	**	663,454
Total registered investment company and common commingled trust funds			6,970,713
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Co. Inc.	Common Stock	**	6,376
Acadia Pharmaceuticals Inc.	Common Stock	**	1,197
Agilent Technologies Inc.	Common Stock	**	20,466
Air Products & Chemicals Inc.	Common Stock	**	7,752
Alaska Air Group Inc.	Common Stock	**	3,725
Alnylam Pharmaceutical Inc.	Common Stock	**	5,065
Assurant Inc.	Common Stock	**	9,696
Atmos Energy Corp.	Common Stock	**	4,584
Avantor Inc.	Common Stock	**	7,729
Avery Dennison Corp.	Common Stock	**	9,677
Ball Corp.	Common Stock	**	22,173
Black Knight Inc.	Common Stock	**	6,510
Bruker Corp.	Common Stock	**	17,782
Burlington Stores Inc.	Common Stock	**	14,816
BWX Technologies Inc.	Common Stock	**	7,385
Carmax Inc.	Common Stock	**	4,557
Casey's General Stores Inc.	Common Stock	**	11,284
Catalent Inc.	Common Stock	**	16,715
Cboe Global Markets Inc.	Common Stock	**	11,156
Ceridian HCM Holding Inc.	Common Stock	**	10,110
Chewy Inc.-Class A	Common Stock	**	580

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cognex Corp.	Common Stock	**	2,857
Colfax Corp.	Common Stock	**	11,092
Conagra Brands Inc.	Common Stock	**	4,757
Concho Resources Inc.	Common Stock	**	16,282
Continental Resources Inc./Ok	Common Stock	**	4,423
Cooper Cos Inc./The	Common Stock	**	26,335
Corelogic Inc.	Common Stock	**	9,918
Corning Inc.	Common Stock	**	12,425
Costar Group Inc.	Common Stock	**	10,765
Darden Restaurants Inc.	Common Stock	**	3,487
Docusign Inc.	Common Stock	**	10,297
Dollar General Corp.	Common Stock	**	18,398
Dollar Tree Inc.	Common Stock	**	11,282
Dunkin' Brands Group Inc.	Common Stock	**	7,022
E*Trade Financial Corp.	Common Stock	**	7,528
Elanco Animal Health Inc.	Common Stock	**	9,774
Entegris Inc.	Common Stock	**	5,758
Equifax Inc.	Common Stock	**	5,885
Eversource Energy	Common Stock	**	7,823
Exact Sciences Corp.	Common Stock	**	6,471
Fidelity National Financial	Common Stock	**	13,464
Fidelity National Info Services	Common Stock	**	10,289
Fifth Third Bancorp	Common Stock	**	5,715
Fiserv Inc.	Common Stock	**	16,066
Fleetcor Technologies Inc.	Common Stock	**	13,805
Flir Systems Inc.	Common Stock	**	4,424
Fortive Corp.	Common Stock	**	12,676
Gardner Denver Holdings Inc.	Common Stock	**	16,646
Gartner Inc.	Common Stock	**	5,699
Global Payments Inc.	Common Stock	**	18,614
Hilton Worldwide Holdings Inc.	Common Stock	**	10,200
Hologic Inc.	Common Stock	**	26,043
Hunt (JB) Transprt Svcs Inc.	Common Stock	**	11,907
IAC/InterActive Corp.	Common Stock	**	21,166
ICU Medical Inc.	Common Stock	**	5,611
Idex Corp.	Common Stock	**	15,990
Idexx Laboratories Inc.	Common Stock	**	3,654
Incyte Corp.	Common Stock	**	5,935
KKR & Co. Inc.-A	Common Stock	**	7,523
Keysight Technologies Inc.	Common Stock	**	16,107
L3 Technologies Inc.	Common Stock	**	15,823
Levi Strauss & Co.-Class A	Common Stock	**	1,774
MGM Resorts International	Common Stock	**	17,925
MarketAxess Holdings Inc.	Common Stock	**	5,305
Marriott International - Class A	Common Stock	**	8,477
Martin Marietta Materials	Common Stock	**	4,193

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Maxim Integrated Products	Common Stock	**	9,100
Microchip Technology Inc.	Common Stock	**	22,506
National Instruments Corp.	Common Stock	**	8,295
Neurocrine Biosciences Inc.	Common Stock	**	5,910
O'Reilly Automotive Inc.	Common Stock	**	7,886
PRA Health Sciences Inc.	Common Stock	**	11,333
Pioneer Natural Resources Co.	Common Stock	**	7,868
Progressive Corp.	Common Stock	**	3,329
RPM International Inc.	Common Stock	**	10,665
Rivian Automotive Ser D CV	Common Stock	**	2,169
Roper Technologies Inc.	Common Stock	**	13,101
SLM Corp.	Common Stock	**	2,467
SS&C Technologies Holdings	Common Stock	**	3,989
Sage Therapeutics Inc.	Common Stock	**	1,299
Sarepta Therapeutics Inc.	Common Stock	**	2,322
Sealed Air Corp.	Common Stock	**	8,082
Seattle Genetics Inc.	Common Stock	**	8,909
Sempra Energy	Common Stock	**	14,082
ServiceMaster Global Holdings	Common Stock	**	5,681
Skyworks Solutions Inc.	Common Stock	**	11,237
Slack Technologies, Inc.	Common Stock	**	2,719
Splunk Inc.	Common Stock	**	11,079
Sprouts Farmers Market Inc.	Common Stock	**	4,255
TD Ameritrade Holding Corp.	Common Stock	**	6,806
Tapestry Inc.	Common Stock	**	5,985
Teleflex Inc.	Common Stock	**	32,738
Textron Inc.	Common Stock	**	18,234
Tiffany & Co.	Common Stock	**	4,943
Tradeweb Markets Inc.-Class A	Common Stock	**	5,004
TransUnion	Common Stock	**	13,521
TreeHouse Foods Inc.	Common Stock	**	6,351
Ulta Beauty Inc.	Common Stock	**	4,302
Under Armour Inc.-Class C	Common Stock	**	2,109
United Airlines Holdings Inc.	Common Stock	**	6,516
VF Corp.	Common Stock	**	4,682
Vail Resorts Inc.	Common Stock	**	11,028
Valvoline Inc.	Common Stock	**	2,953
Veeva Systems Inc. -Class A	Common Stock	**	4,218
Venture Global LNG, Inc., Series B Common Stock, P	Common Stock	**	229
Venture Global LNG, Inc., Series C Common Stock, P	Common Stock	**	1,518
Verisk Analytics Inc.	Common Stock	**	12,390
Visteon Corp.	Common Stock	**	4,501
We Work Companies Class A Common Stock	Common Stock	**	156
Webster Financial Corp.	Common Stock	**	6,561
West Pharmaceutical Services	Common Stock	**	6,612

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Wex Inc.	Common Stock	**	4,815
Workday Inc.-Class A	Common Stock	**	9,699
Xilinx Inc.	Common Stock	**	11,728
Xylem Inc.	Common Stock	**	10,947
Zoom Video Communication - A	Common Stock	**	612
Alcon Inc.	Foreign Stock	**	6,786
Alkermes PLC	Foreign Stock	**	5,649
Allegion PLC	Foreign Stock	**	3,237
Aptiv PLC	Foreign Stock	**	12,246
Argenx SE - ADR	Foreign Stock	**	3,530
Ascendis Pharma A/S - ADR	Foreign Stock	**	2,225
Atlassian Corp. PLC-Class A	Foreign Stock	**	8,060
Axis Capital Holdings LTD	Foreign Stock	**	7,665
Clarivate Analytics PLC	Foreign Stock	**	5,475
IHS Markit LTD	Foreign Stock	**	10,470
Kirkland Lake Gold LTD	Foreign Stock	**	6,476
Marvell Technology Group LTD	Foreign Stock	**	13,487
Norwegian Cruise Line Holdings	Foreign Stock	**	18,392
Perrigo Co. PLC	Foreign Stock	**	9,553
Sensata Technologies Holding	Foreign Stock	**	16,962
Shopify Inc.-Class A	Foreign Stock	**	397
Spotify Technology SA	Foreign Stock	**	6,428
Waste Connections Inc.	Foreign Stock	**	4,991
Willis Towers Watson PLC	Foreign Stock	**	18,773
Roofoods (Deliveroo) Series G Convertible Preferred	Preferred Stock	**	49
Roofoods Limited (Deliveroo)	Preferred Stock	**	1,484
Collective US Govt. STIF 5 BPS	Bond	**	1,163
T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	21,299
Large Cap Value Portfolio:
AT&T Inc.	Common Stock	**	17
AXA Equitable Holdings Inc.	Common Stock	**	3,019
Abbvie Inc.	Common Stock	**	4,734
Air Products & Chemicals Inc.	Common Stock	**	50
Ally Financial Inc.	Common Stock	**	724
Alphabet Inc.-Class C	Common Stock	**	2,062
Ameren Corporation	Common Stock	**	283
American Electric Power	Common Stock	**	1,085
American Express Co.	Common Stock	**	1,942
American International Group	Common Stock	**	10,720
Anthem Inc.	Common Stock	**	1,810
Applied Materials Inc.	Common Stock	**	4,152
Becton Dickinson and Co.	Common Stock	**	2,101
Biogen Inc.	Common Stock	**	1,423
Boeing Co./The	Common Stock	**	1,087
Boston Scientific Corp.	Common Stock	**	2,821

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Broadcom Inc.	Common Stock	**	4,664
CF Industries Holdings Inc.	Common Stock	**	2,313
CME Group Inc.	Common Stock	**	209
Capital One Financial Corp.	Common Stock	**	1,552
Caterpillar Inc.	Common Stock	**	1,756
Centerpoint Energy Inc.	Common Stock	**	1,686
Cisco Systems Inc.	Common Stock	**	460
Citigroup Inc.	Common Stock	**	1,640
Conagra Brands Inc.	Common Stock	**	803
Conocophillips	Common Stock	**	1,821
Continental Resources Inc./Ok	Common Stock	**	472
Cummins Inc./Inc	Common Stock	**	626
Danaher Corp.	Common Stock	**	10,022
Deere & Co./Co	Common Stock	**	2,977
Devon Energy Corp./Corp	Common Stock	**	777
Walt Disney Co./The	Common Stock	**	4,272
Dollar Tree Inc./Inc	Common Stock	**	3,650
Dover Corp./Corp	Common Stock	**	461
EOG Resources Inc.	Common Stock	**	3,862
Eastman Chemical Co.	Common Stock	**	989
Edison International	Common Stock	**	6,166
Elanco Animal Health Inc.	Common Stock	**	1,226
Entergy Corp.	Common Stock	**	4,133
Envista Holdings Corp.	Common Stock	**	1,034
Fidelity National Info Services	Common Stock	**	435
Fifth Third Bancorp	Common Stock	**	1,890
Freeport-Mcmoran Inc.	Common Stock	**	2,868
General Electric Co.	Common Stock	**	10,137
Halliburton Co.	Common Stock	**	1,855
Honeywell International Inc.	Common Stock	**	758
Intercontinental Exchange Inc.	Common Stock	**	1,281
International Paper Co.	Common Stock	**	910
JPMorgan Chase & Co.	Common Stock	**	13,508
Jacobs Engineering Group Inc.	Common Stock	**	1,871
Johnson & Johnson	Common Stock	**	848
Keysight Technologies Inc.	Common Stock	**	3,048
Las Vegas Sands Corp.	Common Stock	**	1,079
Marathon Petroleum Corp.	Common Stock	**	746
Marsh & Mclennan Cos	Common Stock	**	2,904
Merck & Co. Inc.	Common Stock	**	1,744
Metlife Inc.	Common Stock	**	1,334
Microsoft Corp.	Common Stock	**	11,676
Micron Technology Inc.	Common Stock	**	3,111
Morgan Stanley	Common Stock	**	6,343
Motorola Solutions Inc.	Common Stock	**	3,195
Nextera Energy Inc.	Common Stock	**	11,251

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Nisource Inc.	Common Stock	**	987
Noble Energy Inc.	Common Stock	**	807
Norfolk Southern Corp.	Common Stock	**	1,338
Nvidia Corp.	Common Stock	**	118
Occidental Petroleum Corp.	Common Stock	**	2,139
PPG Industries Inc.	Common Stock	**	2,280
Packaging Corp. Of America	Common Stock	**	3,442
Pfizer Inc.	Common Stock	**	1,581
Pioneer Natural Resources Co.	Common Stock	**	1,301
Prologis Inc.	Common Stock	**	6,474
Qualcomm Inc.	Common Stock	**	6,043
Roper Technologies Inc.	Common Stock	**	1,840
Ross Stores Inc.	Common Stock	**	31
Schwab (Charles) Corp.	Common Stock	**	2,265
Sempra Energy	Common Stock	**	6,542
Skyworks Solutions Inc.	Common Stock	**	640
Southern Co./The	Common Stock	**	3,724
Stanley Black & Decker Inc.	Common Stock	**	281
State Street Corp.	Common Stock	**	1,912
Stryker Corp.	Common Stock	**	1,174
Synopsys Inc.	Common Stock	**	1,738
Texas Instruments Inc.	Common Stock	**	2,628
Thermo Fisher Scientific Inc.	Common Stock	**	5,823
3M Co.	Common Stock	**	599
Tyson Foods Inc.-Class A	Common Stock	**	7,012
Union Pacific Corp.	Common Stock	**	1,860
United Parcel Service-Class B./B	Common Stock	**	2,971
United Rentals Inc.	Common Stock	**	1,699
UnitedHealth Group Inc.	Common Stock	**	1,351
VF Corp.	Common Stock	**	239
Vmware Inc.-Class A./A	Common Stock	**	1,274
Wells Fargo & Co.	Common Stock	**	7,020
Wynn Resorts LTD	Common Stock	**	957
Xilinx Inc.	Common Stock	**	1,201
Zimmer Biomet Holdings Inc.	Common Stock	**	1,438
ASML Holding NV-NY Reg. SHS	Foreign Stock	**	708
BP PLC-Spons. ADR	Foreign Stock	**	813
Chubb LTD	Foreign Stock	**	5,270
Linde PLC	Foreign Stock	**	6,358
Medtronic PLC	Foreign Stock	**	2,855
NXP Semiconductors NV	Foreign Stock	**	5,664
Royal Caribbean Cruises LTD	Foreign Stock	**	1,921
Schlumberger LTD	Foreign Stock	**	2,380
TC Energy Corp.	Foreign Stock	**	3,548
TE Connectivity LTD	Foreign Stock	**	240
Total SA-Spon. ADR	Foreign Stock	**	89

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Willis Towers Watson PLC	Foreign Stock	**	3,128
Becton Dickinson And Co.	Preferred Stock	**	612
Broadcom Inc.	Preferred Stock	**	778
Fortive Corporation	Preferred Stock	**	368
Sempra Energy	Preferred Stock	**	893
Southern Co.	Preferred Stock	**	1,204
Collective US Govt. STIF 5 BPS	Bond	**	1,013
T. Rowe Price Government Reserve Fund	Money Market Securities	**	1,683
Small-Cap Core Portfolio:
1stdibs.com, Inc., Series D Convertible Preferred	Common Stock	**	231
A Place for Rover Inc PP	Common Stock	**	12
ADT Inc.	Common Stock	**	564
AZZ Inc.	Common Stock	**	2,153
Aaron's Inc.	Common Stock	**	3,738
Acadia Healthcare Co. Inc.	Common Stock	**	1,761
Acadia Pharmaceuticals Inc.	Common Stock	**	412
Acadia Realty Trust	Common Stock	**	1,076
Acceleron Pharma Inc.	Common Stock	**	793
Actuant Corp.-A	Common Stock	**	987
Adaptive Biotechnologies	Common Stock	**	312
Aerojet Rocketdyne Holdings	Common Stock	**	2,112
Agios Pharmaceuticals Inc.	Common Stock	**	618
Aimmune Therapeutics Inc.	Common Stock	**	1,245
Alexander & Baldwin Inc.	Common Stock	**	823
Allbirds Common Stock PP	Common Stock	**	299
Allogene Therapeutics Inc.	Common Stock	**	178
Amedisys Inc.	Common Stock	**	2,934
American Campus Communities	Common Stock	**	2,930
Assurant Inc.	Common Stock	**	3,507
Atlantic Capital Bancshares	Common Stock	**	733
Atricure Inc.	Common Stock	**	831
Avanos Medical Inc.	Common Stock	**	1,856
Bankunited Inc.	Common Stock	**	2,669
Barnes Group Inc.	Common Stock	**	1,141
Belden Inc.	Common Stock	**	381
Bellring Brands Inc. -Class A	Common Stock	**	588
Bill.com Holdings Inc.	Common Stock	**	91
Bloom Energy Corp.-A	Common Stock	**	339
Blueprint Medicines Corp.	Common Stock	**	1,644
Booz Allen Hamilton Holding	Common Stock	**	3,544
Boston Beer Company Inc.-A	Common Stock	**	4,143
Bridge Bancorp Inc.	Common Stock	**	1,488
Bright Horizons Family Solutions	Common Stock	**	2,355
Brink's Co./The	Common Stock	**	4,963
Bruker Corp.	Common Stock	**	3,027

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Burlington Stores Inc.	Common Stock	**	5,330
BWX Technologies Inc.	Common Stock	**	3,646
Cable One Inc.	Common Stock	**	5,374
Cal-Maine Foods Inc.	Common Stock	**	2,406
California Water Service Grp.	Common Stock	**	1,522
Capitol Federal Financial Inc.	Common Stock	**	1,226
Cara Therapeutics Inc.	Common Stock	**	322
Catalent Inc.	Common Stock	**	3,825
Cavco Industries Inc.	Common Stock	**	1,297
Cboe Global Markets Inc.	Common Stock	**	5,124
Centerstate Bank Corp.	Common Stock	**	2,018
Ceridian HCM Holding Inc.	Common Stock	**	3,479
Chart Industries Inc.	Common Stock	**	2,380
Checkr Inc. Common Stock Private Placement	Common Stock	**	240
Chegg Inc.	Common Stock	**	1,019
Chesapeake Utilities Corp.	Common Stock	**	2,307
Chuy's Holdings Inc.	Common Stock	**	1,024
Columbia Banking System Inc.	Common Stock	**	1,174
Community Healthcare Trust Inc.	Common Stock	**	484
Conyers Park II Acquisition	Common Stock	**	679
Corvus Pharmaceuticals Inc.	Common Stock	**	76
Coupa Software Inc.	Common Stock	**	2,644
Cross Country Healthcare Inc.	Common Stock	**	697
Crossfirst Bankshares Inc.	Common Stock	**	766
CTS Corp.	Common Stock	**	1,908
Cubesmart	Common Stock	**	1,696
Cubic Corp.	Common Stock	**	2,855
Denny's Corp.	Common Stock	**	1,658
Diamondback Energy Inc.	Common Stock	**	2,023
Dril-Quip Inc.	Common Stock	**	897
Drive Shack Inc.	Common Stock	**	324
Dunkin' Brands Group Inc.	Common Stock	**	2,349
East West Bancorp Inc.	Common Stock	**	1,322
Eastgroup Properties Inc.	Common Stock	**	4,547
Element Solutions Inc.	Common Stock	**	1,120
Enanta Pharmaceuticals Inc.	Common Stock	**	129
Encore Capital Group Inc.	Common Stock	**	1,999
Entegris Inc.	Common Stock	**	4,579
Equity Bancshares Inc.-Class A	Common Stock	**	1,003
ESCO Technologies Inc.	Common Stock	**	3,605
Euronet Worldwide Inc.	Common Stock	**	3,387
EVO Payments Inc.-Class A	Common Stock	**	456
FB Financial Corp.	Common Stock	**	1,999
Federal Signal Corp.	Common Stock	**	351
Fiesta Restaurant Group	Common Stock	**	523
First Bancshares Inc./MS	Common Stock	**	1,185

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
First Industrial Realty Tr.	Common Stock	**	1,262
Five Below	Common Stock	**	545
Five9 Inc.	Common Stock	**	2,355
Forty Seven Inc.	Common Stock	**	164
G1 Therapeutics Inc.	Common Stock	**	333
Gardner Denver Holdings Inc.	Common Stock	**	2,078
GCP Applied Technologies	Common Stock	**	1,096
Gentherm Inc.	Common Stock	**	1,735
Gibraltar Industries Inc.	Common Stock	**	2,620
Global Blood Therapeutics Inc.	Common Stock	**	3,348
Graco Inc.	Common Stock	**	2,019
Grasshopper Bancorp Voting SHS PP	Common Stock	**	215
Grocery Outlet Holding Corp.	Common Stock	**	151
Hanger Inc.	Common Stock	**	2,601
Hanover Insurance Group Inc.	Common Stock	**	2,829
Hawaiian Holdings Inc.	Common Stock	**	1,340
Haynes International Inc.	Common Stock	**	1,265
Helios Technologies Inc.	Common Stock	**	1,068
Heritage Commerce Corp.	Common Stock	**	1,167
Heritage Financial Corp.	Common Stock	**	1,219
Heritage-Crystal Clean Inc.	Common Stock	**	1,286
HMS Holdings Corp.	Common Stock	**	1,750
Home Bancshares Inc.	Common Stock	**	3,396
Homology Medicines Inc.	Common Stock	**	430
Hope Bancorp Inc.	Common Stock	**	913
Huron Consulting Group Inc.	Common Stock	**	980
ICU Medical Inc.	Common Stock	**	1,440
IGM Biosciences Inc.	Common Stock	**	340
Immunomedics Inc.	Common Stock	**	736
Independent Bank Corp./MA	Common Stock	**	1,003
Independent Bank Group Inc.	Common Stock	**	2,388
Inphi Corp.	Common Stock	**	1,669
Insmed Inc.	Common Stock	**	1,660
Investors Bancorp Inc.	Common Stock	**	1,403
Iovance Biotherapeutics Inc.	Common Stock	**	186
Irhythm Technologies Inc.	Common Stock	**	1,791
Jagged Peak Energy Inc.	Common Stock	**	851
Jand Inc. DBA Warby Parker Class A Common	Common Stock	**	303
JBG Smith Properties	Common Stock	**	3,437
John Bean Technologies Corp.	Common Stock	**	4,373
Knight-Swift Transportation	Common Stock	**	1,938
Kodiak Sciences Inc.	Common Stock	**	818
Kosmos Energy LTD	Common Stock	**	289
Kratos Defense & Security	Common Stock	**	214
Krystal Biotech Inc.	Common Stock	**	253
Landstar System Inc.	Common Stock	**	1,342

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Lattice Semiconductor Corp.	Common Stock	**	4,290
Liberty Oilfield Services - A	Common Stock	**	1,383
Littelfuse Inc.	Common Stock	**	1,914
Live Oak Bancshares Inc.	Common Stock	**	940
Magnolia Oil & Gas Corp - A	Common Stock	**	1,909
Matson Inc.	Common Stock	**	3,035
Meridian Bancorp Inc.	Common Stock	**	1,967
Meritor Inc.	Common Stock	**	1,979
Michaels Cos Inc./The	Common Stock	**	1,217
Middlesex Water Co.	Common Stock	**	1,370
Minerals Technologies Inc.	Common Stock	**	1,792
MKS Instruments Inc.	Common Stock	**	948
Molina Healthcare Inc.	Common Stock	**	4,656
Momenta Pharmaceuticals Inc.	Common Stock	**	855
Monolithic Power Systems Inc.	Common Stock	**	1,203
Monro Inc.	Common Stock	**	4,454
Mueller Water Products Inc.-A	Common Stock	**	1,819
Myokardia Inc.	Common Stock	**	1,727
National Cinemedia Inc.	Common Stock	**	169
National Instruments Corp.	Common Stock	**	3,163
National Vision Holdings Inc.	Common Stock	**	454
Ncino, Inc.	Common Stock	**	409
Nevro Corp.	Common Stock	**	1,487
New Fortress Energy LLC	Common Stock	**	431
Nextier Oilfield Solutions Inc.	Common Stock	**	966
Nextera Energy Partners LP	Common Stock	**	1,418
Nuvasive Inc.	Common Stock	**	1,586
Odonate Therapeutics Inc.	Common Stock	**	166
Ollie's Bargain Outlet Holdings	Common Stock	**	3,819
One Gas Inc.	Common Stock	**	4,245
Origin Bancorp Inc.	Common Stock	**	1,685
Pacific Premier Bancorp Inc.	Common Stock	**	1,301
Pagerduty Inc.	Common Stock	**	430
Papa John's Intl. Inc.	Common Stock	**	2,877
Paramount Group Inc.	Common Stock	**	868
Parsons Corp.	Common Stock	**	900
Pax Labs Class A Common	Common Stock	**	422
Paycom Software Inc.	Common Stock	**	3,139
Paylocity Holding Corp.	Common Stock	**	311
PDF Solutions Inc.	Common Stock	**	1,020
Pennant Group Inc./The	Common Stock	**	910
Pennymac Financial Services	Common Stock	**	2,537
Penumbra Inc.	Common Stock	**	309
Performance Food Group Co.	Common Stock	**	2,740
PGT Innovations Inc.	Common Stock	**	1,059
Pinnacle Financial Partners	Common Stock	**	3,343

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
PNM Resources Inc.	Common Stock	**	4,817
Polyone Corporation	Common Stock	**	1,203
Post Holdings Inc.	Common Stock	**	3,598
PRA Group Inc.	Common Stock	**	2,175
Principia Biopharma Inc.	Common Stock	**	793
Proofpoint Inc.	Common Stock	**	2,603
Prosight Global Inc.	Common Stock	**	272
Prosperity Bancshares Inc.	Common Stock	**	2,172
PS Business Parks Inc./CA	Common Stock	**	4,227
PTC Therapeutics Inc.	Common Stock	**	718
Quaker Chemical Corp.	Common Stock	**	1,727
Quanex Building Products	Common Stock	**	300
Quidel Corp.	Common Stock	**	3,454
Radian Group Inc.	Common Stock	**	1,722
Radius Health Inc.	Common Stock	**	1,760
Reata Pharmaceuticals Inc.-A	Common Stock	**	1,937
Red Robin Gourmet Burgers	Common Stock	**	1,165
Regency Centers Corp.	Common Stock	**	1,048
REV Group Inc.	Common Stock	**	446
Rexford Industrial Realty Inc.	Common Stock	**	2,692
RH	Common Stock	**	842
Rivian Automotive Ser D Cv	Common Stock	**	587
Safety Insurance Group Inc.	Common Stock	**	1,312
Sage Therapeutics Inc.	Common Stock	**	1,002
Sanderson Farms Inc.	Common Stock	**	2,880
Schneider National Inc.-Class B	Common Stock	**	1,144
Scholar Rock Holding Corp.	Common Stock	**	116
Seacoast Banking Corp./FL	Common Stock	**	2,708
Seattle Genetics Inc.	Common Stock	**	1,301
Selective Insurance Group	Common Stock	**	3,616
Semtech Corp.	Common Stock	**	671
Service Titan Inc. PP	Common Stock	**	21
Shenandoah Telecommunication	Common Stock	**	344
Signature Bank	Common Stock	**	528
Simply Good Foods Co./The	Common Stock	**	1,512
Simpson Manufacturing Co. Inc.	Common Stock	**	1,947
Siteone Landscape Supply Inc.	Common Stock	**	5,070
SJW Group	Common Stock	**	2,224
Skyline Champion Corp.	Common Stock	**	1,793
SLM Corp.	Common Stock	**	817
Sound Bank Non-Voting Common	Common Stock	**	131
Sound Bank Voting Common	Common Stock	**	65
South State Corp.	Common Stock	**	1,574
Southwest Gas Holdings Inc.	Common Stock	**	3,898
SPX Corp.	Common Stock	**	998
SS&C Technologies Holdings	Common Stock	**	3,963

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
State Auto Financial Corp.	Common Stock	**	889
Stericycle Inc.	Common Stock	**	487
Sterling Bancorp Inc./MI	Common Stock	**	582
Stoneridge Inc.	Common Stock	**	1,075
Strategic Education Inc.	Common Stock	**	331
Tabula Rasa Healthcare Inc.	Common Stock	**	338
Team Inc.	Common Stock	**	993
Teledyne Technologies Inc.	Common Stock	**	5,355
Tempur Sealy International Inc.	Common Stock	**	2,544
Tetra Tech Inc.	Common Stock	**	469
Texas Capital Bancshares Inc.	Common Stock	**	1,023
Therapeuticsmd Inc.	Common Stock	**	1,069
Thermon Group Holdings Inc.	Common Stock	**	494
Toast Inc. PP	Common Stock	**	1
Toro Co.	Common Stock	**	3,409
Towne Bank	Common Stock	**	1,400
Treehouse Foods Inc.	Common Stock	**	2,815
Tri Pointe Group Inc.	Common Stock	**	1,902
Tricida Inc.	Common Stock	**	695
Tucows Inc.-Class A	Common Stock	**	657
Tuesday Morning Corp.	Common Stock	**	324
Turning Point Therapeutics Inc.	Common Stock	**	596
U.S. Physical Therapy Inc.	Common Stock	**	1,619
Ultragenyx Pharmaceutical Inc.	Common Stock	**	1,058
Valmont Industries	Common Stock	**	1,938
Venture Global LNG, Inc., Series B Common Stock, P	Common Stock	**	82
Venture Global LNG, Inc., Series C Common Stock, P	Common Stock	**	1,082
Visteon Corp.	Common Stock	**	1,595
Webster Financial Corp.	Common Stock	**	1,895
Western Alliance Bancorp	Common Stock	**	4,082
Xencor Inc.	Common Stock	**	1,299
Zendesk Inc.	Common Stock	**	2,626
Zynga Inc.-Class A	Common Stock	**	2,173
Alacer Gold Corp.	Foreign Stock	**	998
Argenx SE - ADR	Foreign Stock	**	2,227
Ascendis Pharma A/S - ADR	Foreign Stock	**	4,391
Axis Capital Holdings LTD	Foreign Stock	**	2,370
Bombardier Inc.-B	Foreign Stock	**	1,118
Clarivate Analytics PLC	Foreign Stock	**	2,733
Collier Creek Holdings	Foreign Stock	**	612
Colliers International Group	Foreign Stock	**	537
Computer Modelling Group LTD	Foreign Stock	**	576
Constellium SE	Foreign Stock	**	1,557
Crispr Therapeutics AG	Foreign Stock	**	178
Descartes Systems Grp./The	Foreign Stock	**	4,134

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Ero Copper Corp.	Foreign Stock	**	2,561
Essent Group LTD	Foreign Stock	**	1,421
Firstservice Corp.	Foreign Stock	**	4,277
Franco-Nevada Corp.	Foreign Stock	**	2,510
Interfor Corp.	Foreign Stock	**	1,237
Lundin Mining Corp.	Foreign Stock	**	1,292
Nomad Foods LTD	Foreign Stock	**	1,704
Northern Star Resources LTD	Foreign Stock	**	3,115
Novanta Inc.	Foreign Stock	**	3,469
Onespaworld Holdings LTD	Foreign Stock	**	1,103
Orchard Therapeutics PLC	Foreign Stock	**	816
Osisko Gold Royalties LTD	Foreign Stock	**	783
Rentokil Initial PLC	Foreign Stock	**	1,991
Seven Generations Energy - A	Foreign Stock	**	1,020
Stella-Jones Inc.	Foreign Stock	**	2,007
Stoneco LTD-A	Foreign Stock	**	1,752
Waste Connections Inc.	Foreign Stock	**	1,978
Wave Life Sciences LTD	Foreign Stock	**	56
West Fraser Timber Co. LTD	Foreign Stock	**	3,200
A Place For Rover, Inc.	Preferred Stock	**	176
Allbirds, Inc. Series A Convertible Preferred	Preferred Stock	**	97
Allbirds Inc. Series B Convertible Preferred	Preferred Stock	**	17
Allbirds Series C CVT PFD ST	Preferred Stock	**	163
Allbirds, Inc., Series Seed Convertible Preferred	Preferred Stock	**	52
Checker Inc. CVT PFD SR D PP	Preferred Stock	**	541
Checkr, Inc. Series C Convertible Preferred Stock	Preferred Stock	**	346
Convoy Series C CVT PFD Stock	Preferred Stock	**	664
Convoy Series D CVT PFD Stock	Preferred Stock	**	459
Farmers Business Network	Preferred Stock	**	696
Jand Inc. DBA Warby Parker Series E Convertible	Preferred Stock	**	374
Roofoods Limited (Deliveroo)	Preferred Stock	**	846
Roofoods (Deliveroo) Series G Convertible Preferred	Preferred Stock	**	29
Seismic Software Series E Convertible	Preferred Stock	**	340
Servicetitan, Inc., Series D Convertible Preferred	Preferred Stock	**	211
Toast Inc. CVT PFD SR D PP	Preferred Stock	**	776
Toast Series B CVT PFD Stock	Preferred Stock	**	11
Vroom Inc. CVT SER PFD	Preferred Stock	**	556
Vroom Inc. Series H	Preferred Stock	**	233
Collective US Govt. STIF 5 BPS	Bond	**	986
T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	6,781
Grasshopper Bancorp WTS Inc.	Warrants	**	15
International Equity Portfolio:
Aflac Inc.	Common Stock	**	2,875

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Mettler-Toledo International	Common Stock	**	2,822
AAC Technologies H-Unsponsored ADR	Foreign Stock	**	4,383
ABB LTD-Sponsored ADR	Foreign Stock	**	1,976
Adecco Group AG-Reg.-Unsponsored ADR	Foreign Stock	**	3,292
Air Liquide-Unsponsored ADR	Foreign Stock	**	2,294
Allianz SE-Sponsored ADR	Foreign Stock	**	2,870
Astellas Pharma Inc.-Unsponsored ADR	Foreign Stock	**	3,453
AXA -Sponsored ADR	Foreign Stock	**	3,024
BASF SE-Sponsored ADR	Foreign Stock	**	1,869
BNP Paribas-ADR	Foreign Stock	**	3,280
Banco Bilbao Vizcaya-Sponsored ADR	Foreign Stock	**	2,960
Bancolombia S.A.-Sponsored ADR	Foreign Stock	**	2,983
BHP Group LTD-Sponsored ADR	Foreign Stock	**	3,011
British American TOB-Sponsored ADR	Foreign Stock	**	3,204
CSL LTD-Sponsored ADR	Foreign Stock	**	2,906
Coca-Cola HBC AG-Unsponsored ADR	Foreign Stock	**	2,338
Compass Group PLC-Sponsored ADR	Foreign Stock	**	2,535
Continental AG-Sponsored ADR	Foreign Stock	**	2,502
DNB ASA-Sponsored ADR	Foreign Stock	**	3,203
Dassault Systemes S-Sponsored ADR	Foreign Stock	**	1,798
Diageo PLC-Sponsored ADR	Foreign Stock	**	2,500
Enbridge Inc.	Foreign Stock	**	2,057
Essity AB-Sponsored ADR	Foreign Stock	**	2,950
Fanuc Corp.-Unsponsored ADR	Foreign Stock	**	1,476
Fresenius SE & Co.-Sponsored ADR	Foreign Stock	**	2,826
Givaudan-Unsponsored ADR	Foreign Stock	**	2,439
Grupo Fin Banorte-Sponsored ADR	Foreign Stock	**	3,389
Henkel KGaA-Sponsored ADR PFD	Foreign Stock	**	2,341
Imperial Oil LTD	Foreign Stock	**	3,106
JGC Corp.-Unsponsored ADR	Foreign Stock	**	2,919
Kering-Unsponsored ADR	Foreign Stock	**	3,019
Komatsu LTD -Sponsored ADR	Foreign Stock	**	2,948
Kubota Corp.-Sponsored ADR	Foreign Stock	**	2,404
L'oreal-Unsponsored ADR	Foreign Stock	**	2,143
MTN Group LTD-Sponsored ADR	Foreign Stock	**	1,129
Muenchener Rueck-Unsponsored ADR	Foreign Stock	**	2,712
Nestle SA-Sponsored ADR	Foreign Stock	**	2,207
Nitto Denko Corp.-Unsponsored ADR	Foreign Stock	**	2,698
Novartis AG-Sponsored ADR	Foreign Stock	**	2,134
Novo-Nordisk A/S-Sponsored ADR	Foreign Stock	**	2,897
Orix-Sponsored ADR	Foreign Stock	**	3,178
Prudential PLC-ADR	Foreign Stock	**	3,229
Reckitt Benckiser-Sponsored ADR	Foreign Stock	**	2,536
Roche Holdings LTD-Sponsored ADR	Foreign Stock	**	3,076
Royal Dutch Shell-Sponsored ADR-B	Foreign Stock	**	2,586
Ryanair Holdings PLC-Sponsored ADR	Foreign Stock	**	4,006

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Sandvik AB-Sponsored ADR	Foreign Stock	**	3,354
SAP SE-Sponsored ADR	Foreign Stock	**	2,304
Siemens AG-Sponsored ADR	Foreign Stock	**	2,499
Singapore Telecommunication-ADR	Foreign Stock	**	1,887
Sysmex Corp.-Unsponsored ADR	Foreign Stock	**	2,054
Taiwan Semiconductor-Sponsored ADR	Foreign Stock	**	3,493
Tokyo Electron LTD-Unsponsored ADR	Foreign Stock	**	3,361
Total SA-Sponsored ADR	Foreign Stock	**	2,801
United Overseas Bank-Sponsored ADR	Foreign Stock	**	2,986
Volkswagen AG-Unsponsored ADR	Foreign Stock	**	4,072
WPP PLC-Sponsored ADR	Foreign Stock	**	2,747
Walmart De Mexico-Sponsored ADR	Foreign Stock	**	2,449
Woodside Petroleum-Sponsored ADR	Foreign Stock	**	2,160
Credicorp LTD	Securities	**	2,854
Federated Government Obligations Fund	Common Stock	**	4,968
Large Cap Growth Portfolio:
Activision Blizzard Inc.	Common Stock	**	21,535
Adobe Inc.	Common Stock	**	21,696
Alexion Pharmaceuticals Inc.	Common Stock	**	14,275
Align Technology Inc.	Common Stock	**	14,648
Amazon.com Inc.	Common Stock	**	25,525
Applied Materials Inc.	Common Stock	**	19,519
Booking Holdings Inc.	Common Stock	**	21,168
Bristol-Myers Squibb Co.	Common Stock	**	23,386
Walt Disney Co./The	Common Stock	**	13,441
Edwards Lifesciences Corp.	Common Stock	**	14,273
Exact Sciences Corp.	Common Stock	**	9,970
Facebook Inc.-Class A	Common Stock	**	26,791
Idexx Laboratories Inc.	Common Stock	**	17,862
Illumina Inc.	Common Stock	**	18,892
Intuit Inc.	Common Stock	**	12,231
MSCI Inc.	Common Stock	**	15,982
Nike Inc.-Class B	Common Stock	**	21,459
Nvidia Corp.	Common Stock	**	24,478
Paypal Holdings Inc.	Common Stock	**	18,541
Pioneer Natural Resources Co.	Common Stock	**	11,111
Planet Fitness Inc.-Class A	Common Stock	**	10,184
Roku Inc.	Common Stock	**	6,556
Salesforce.com Inc.	Common Stock	**	21,919
Sarepta Therapeutics Inc.	Common Stock	**	11,432
Servicenow Inc.	Common Stock	**	21,658
Splunk Inc.	Common Stock	**	18,267
Square Inc.-A	Common Stock	**	15,014
TJX Companies Inc.	Common Stock	**	12,360
UnitedHealth Group Inc.	Common Stock	**	20,498
Visa Inc.-Class A Shares	Common Stock	**	18,895

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Alibaba Group Holding	Foreign Stock	**	28,792
Canada Goose Holdings Inc.	Foreign Stock	**	11,763
New Oriental Education-Sponsored	Foreign Stock	**	19,558
Trip.com Group LTD-ADR	Foreign Stock	**	10,115
Dreyfus Treasury & Agency Cash Mgnt. # 521	Money Market Security	**	10,821
Total separately managed accounts			2,815,472
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Reserve Inv Fund	Mutual and Trust Fund	**	61,535
* T. Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	**	62,347
Mass Mutual SIC	Mutual and Trust Fund	**	68,378
Prudential Building Block Trust	Mutual and Trust Fund	**	60,423
State Street Building Block Trust	Mutual and Trust Fund	**	40,705
Pacific Life Building Block Trust	Mutual and Trust Fund	**	57,361
RBC Building Block Trust	Mutual and Trust Fund	**	72,044
NY Life Bldg Block Trust	Mutual and Trust Fund	**	60,716
Transamerica Building Block Trust	Mutual and Trust Fund	**	71,843
Metropolitan Life	Mutual and Trust Fund	**	53,595
* T. Rowe Price Int Term Common:
Mass Mutual SIC	Mutual and Trust Fund	**	55,168
Prudential Building Block Trust	Mutual and Trust Fund	**	74,892
State Street Building Block Trust	Mutual and Trust Fund	**	94,482
Pacific Life Building Block Trust	Mutual and Trust Fund	**	71,095
American General Life	Mutual and Trust Fund	**	43,836
RBC Building Block Trust	Mutual and Trust Fund	**	50,664
NY Life Bldg Block Trust	Mutual and Trust Fund	**	75,254
Transamerica Building Block Trust	Mutual and Trust Fund	**	50,514
Metropolitan Life	Mutual and Trust Fund	**	124,401
* T. Rowe Price Managed Bond:
Mass Mutual SIC	Mutual and Trust Fund	**	14,340
Prudential Building Block Trust	Mutual and Trust Fund	**	15,707
State Street Building Block Trust	Mutual and Trust Fund	**	12,834
Pacific Life Building Block Trust	Mutual and Trust Fund	**	14,910
American General Life	Mutual and Trust Fund	**	12,562
RBC Building Block Trust	Mutual and Trust Fund	**	14,519
NY Life Bldg Block Trust	Mutual and Trust Fund	**	15,782
Transamerica Building Block Trust	Mutual and Trust Fund	**	14,462
Metropolitan Life	Mutual and Trust Fund	**	16,897
Total Fully Benefit-Responsive Contracts			1,381,266
* Costco Wholesale Corporation	Common stock	**	8,450,171
Total investments			19,617,622

* Participant loans	Interest rates of 4.25% to 11.50% maturing through 2034	__	532,927
Total			$20,150,549

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2019
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 26, 2020	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation